UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 2, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Releases dated April 22, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	May 2, 2016	By:	/s/“Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Inc. Declares Quarterly Dividends

CALGARY, Alberta, April 22, 2016 – The Board of Directors for Enbridge Inc. (TSX, NYSE: ENB) has declared a quarterly dividend of $0.53 per common share, payable on June 1, 2016 to shareholders of record on May 16, 2016. The amount of the dividend is consistent with the March 1, 2016 dividend.

The Board also declared the following quarterly dividends for Enbridge Inc. Preferred Shares. All dividends are payable on June 1, 2016 to shareholders of record on May 16, 2016:

Preferred Shares, Series A	$0.34375
Preferred Shares, Series B	$0.25
Preferred Shares, Series D	$0.25
Preferred Shares, Series F	$0.25
Preferred Shares, Series H	$0.25
Preferred Shares, Series J	US$0.25
Preferred Shares, Series L	US$0.25
Preferred Shares, Series N	$0.25
Preferred Shares, Series P	$0.25
Preferred Shares, Series R	$0.25
Preferred Shares, Series 1	US$0.25
Preferred Shares, Series 3	$0.25
Preferred Shares, Series 5	US$0.275
Preferred Shares, Series 7	$0.275
Preferred Shares, Series 9	$0.275
Preferred Shares, Series 11	$0.275
Preferred Shares, Series 13	$0.275
Preferred Shares, Series 15	$0.275

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2016. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media Graham White (403) 508-6563 or Toll Free: 1-888-992-0997 Email: graham.white@enbridge.com	Investment Community Adam McKnight (403) 266-7922 Email: adam.mcknight@enbridge.com